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                                                                  Exhibit (a)(9)

                                                           FOR IMMEDIATE RELEASE

FEDERATED RECEIVES O.C.C. CONSENT FOR FINGERHUT ACQUISITION

    CINCINNATI, OHIO--March 15, 1999--Federated Department Stores, Inc. (NYSE:FD) today announced that it has received the required consent of the Office of the Comptroller of the Currency to Federated's $25 a share cash tender offer for any and all outstanding common shares of Fingerhut Companies, Inc. (NYSE:FHT) and the subsequent merger of Federated's direct, wholly owned Bengal Subsidiary Corp. with and into Fingerhut. The OCC's consent was a condition to the tender offer.

    The tender offer is scheduled to expire at midnight, Eastern Standard Time on Wednesday, March 17, 1999 (unless extended) and is subject to other conditions.

    The information agent for the offer is Georgeson & Company, Inc. Questions about the offer may be addressed to them at 800-223-2064.

    Federated, with corporate offices in Cincinnati and New York, is one of the nation's leading department store retailers, with annual sales of more than $15.8 billion. Federated currently operates more than 400 department stores in 33 states under the names of Bloomingdale's, The Bon Marche, Burdines, Goldsmith's, Lazarus, Macy's, Rich's and Stern's. Federated also operates direct mail catalog and electronic commerce subsidiaries under the names of Bloomingdale's By Mail, Macy's By Mail and Macys.Com.

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
CONTACTS:        Federated
                 Carol Sanger        -Media (513) 579-7764
                 Susan Robinson      -Investor, (513) 579-7780
                                     or
                 Fingerhut
                 Lynda Nordeen       -Media (612) 936-5015
                 Gerald Knight       -Investor (612) 936-5507
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